Agrify Corporation

76 Treble Cove Road, Building 3

Billerica, Massachusetts 01862

February 11, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re:	Agrify Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-262603
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (File No. 333-262603) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on February 11, 2022, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (351) 777-6585 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.

Very truly yours,

AGRIFY CORPORATION

By:	/s/ Timothy R. Oakes
Name:	Timothy R. Oakes
Title:	Chief Financial Officer

cc:	Frank A. Segall, Esq., Burns & Levinson LLP
Robert A. Petitt, Esq., Burns & Levinson LLP